UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-50129

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HUDSON GLOBAL, INC.

560 Lexington Avenue, New York, New York 10022

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

(Former Name)

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2011 and 2010

INDEX TO FORM 11-K

Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3
Notes to Financial Statements	4–13
Supplemental Schedule*:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

Signature	15
Exhibit Index	16
Exhibit 23.1–Consent of KPMG LLP, Independent Registered Public Accounting Firm

* All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of the

Hudson Global, Inc. 401(k) Savings Plan

New York, New York

We have audited the accompanying statements of net assets available for benefits of the Hudson Global, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 20, 2012

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
Assets:
Participant-directed investments, at fair value	$44,299,506	$49,010,671

Receivables:
Members' loans receivable	436,448	532,854
Members’ contributions receivable	53,125	52,158
Employer match receivable	678,847	602,233
Dividends receivable	10,122	10,922
Total receivables	1,178,542	1,198,167
Total assets	45,478,048	50,208,838
Liabilities:
Accrued expenses	53,542	52,163
Total liabilities	53,542	52,163
Net assets reflecting investments at fair value	45,424,506	50,156,675
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(51,174)	(202,634)
Net assets available for benefits	$45,373,332	$49,954,041

The accompanying notes are an integral part of these financial statements.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2011

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$502,419
Net depreciation in fair value of investments	(2,281,002)
Total investment loss	(1,778,583)
Contributions:
Members	2,718,277
Employer	678,847
Rollovers	214,964
Total contributions	3,612,088
Total additions	1,833,505
Deductions from net assets attributable to:
Benefits paid to members	6,322,233
Adminstrative expenses	91,981
Total deductions	6,414,214
Net decrease in net assets available for benefits	(4,580,709)
Net assets available for benefits, beginning of year	49,954,041
Net assets available for benefits, end of year	$45,373,332

The accompanying notes are an integral part of these financial statements.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

On April 26, 2012, at the annual meeting of stockholders, the stockholders of Hudson Global, Inc. (the “Company”) approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to change the Company’s corporate name to “Hudson Global, Inc.” from “Hudson Highland Group, Inc.” The name change became effective April 26, 2012.  The Company’s Compensation Committee then approved an amendment to the 401(k) Plan that changed the name of the 401(k) Plan to “Hudson Global, Inc. 401(k) Savings Plan” (the “Plan”) from “Hudson Highland Group, Inc. 401(k) Savings Plan” effective April 26, 2012.

The following description of the Plan provides only general information. Participating members (“members”) should refer to the Summary Plan Description  for a complete description of the Plan’s provisions. The Plan was adopted as of April 1, 2003 (the “Effective Date”) by the Board of Directors of the Company for the benefit of its eligible employees and the eligible employees of any other designated organization and its participating subsidiaries.

General

The Plan is a defined contribution plan available to United States (“U.S.”) employees of the Company and certain of its participating subsidiaries. All full-time and part-time employees, other than (1) union employees unless the collective bargaining agreement provides for eligibility in the Plan, (2) any nonresident alien with no U.S. source income, (3) any “leased employee” as defined in Section 414(n) of the Internal Revenue Code (the “Code”), and (4) short-term temporary employees, are eligible to participate in the Plan as soon as administratively possible following their hire date. Temporary employees, who work at least 1,000 hours in their first year of employment or any subsequent calendar year, are also eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Company is the administrator of the Plan (“Plan Administrator”). The Company has delegated the authority to administer the Plan on its behalf to an administrative committee (the “Committee”).

Contributions

A member may elect to make contributions on a pre-tax or post-tax basis to the Plan in amounts equal to a whole percentage of the member’s eligible compensation, subject to the following limitations. If the member is not a part of the highly compensated group, the member may contribute up to 50% of eligible compensation. If the member is a part of the highly compensated group, contributions may not exceed a reduced percentage of eligible compensation that is determined by the Company and communicated to members from time to time.

The Company, in its sole discretion, may make matching contributions at the end of each plan year to each member’s account in an amount equal to 50% of a member’s qualified contributions for the plan year, which is between 1% and 6% of a member’s eligible compensation. Under this formula, a member can receive a maximum matching contribution of 3% of eligible compensation. Members receive matching contributions in the Hudson Global Stock Fund. Matching contributions may be redirected immediately after they are allocated to the members' accounts. During March 2012, the Company issued 124,404 shares of its common stock from treasury with a value of $665,561 as its matching contribution. Additionally, $91,302 from the Plan’s forfeitures account was utilized to purchase units in the Hudson Global Stock Fund to offset the Company’s match as of December 31, 2011.

The Company may make profit-sharing contributions in addition to the matching contributions in such amounts, if any, as may be determined by the Company’s Board of Directors, in its sole discretion. Any such amount will not be in excess of the maximum amount deductible by the Company for tax purposes. There were no profit-sharing contributions in 2011.

Vesting

Members vest 40% after two years of service and an additional 20% every year thereafter until completion of the fifth year of service when they are 100% vested in the Company’s matching and profit-sharing contributions. A member becomes fully vested in his or her Company contribution account upon disability, death, or upon reaching age 55. Members are always 100% vested in their own contributions and earnings thereon.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Members’ Accounts

Each member’s account is credited with the elective contributions made by the member and the Company matching and profit-sharing contributions for which that member is eligible. Members direct the investment of the contributions credited to their account into one or more of the investment funds which are available to them. For those members who do not make investment elections, contributions will default to the appropriate Schwab Managed Retirement Fund based on expected retirement date. Members may also individually manage their investments in a self-directed brokerage account. The self-directed brokerage account provides full investment discretion to the individual members with no load and no transaction fees.

 The Company matching contributions are initially invested in shares of Company stock; however, members may immediately redirect these contributions once allocated. Each member’s account will be credited with its share of net investment earnings of the funds in which that account is invested. The member individually manages the self-directed brokerage accounts. The benefit to which a member is entitled is the amount that can be provided from the member’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s qualified plan or an individual retirement account).

Member Loans

Members may borrow from their vested fund accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding twelve months. A member may have a maximum of two loans outstanding at any time. Loans must (a) bear a reasonable market rate of interest as determined by the Committee, (b) be for a term of no more than five years (10 years if the loan is for the purpose of purchasing a principal residence), (c) be adequately secured by the balances in the member’s accounts, (d) be repaid in level installments by payroll withholding, and (e) be subject to charges as imposed by the Committee. If a loan is not repaid, the Committee will cause the Charles Schwab Trust Company (the “Trustee”) to deduct the total amount of the loan, with interest and other charges, from any payment or distribution. A loan may be prepaid in full at any time. Partial prepayments are not permitted under the Plan. The Plan values member loans receivable at cost plus accrued interest.

The carrying value of the member loans was $436,010 and $532,346 and accrued interest of member loans was $438 and $508 as of December 31, 2011 and 2010, respectively.  The interest rates of the member loans range from 3.25% to 8.25%  and mature on various dates through December 18, 2016 . The interest rate for new loans was 3.25% as of December 31, 2011 and for the year then ended.

Payments of Benefits

On termination of service due to death, disability, retirement or other reasons, a member or member’s beneficiary may elect to receive (1) a lump sum amount equal to the value of the member’s vested account balance, (2) subject to certain conditions, annual installments over a certain period as selected by the member which does not exceed the member’s life expectancy or the joint life expectancies of the member and the member’s beneficiary, or (3) a combination of (1) and (2). The Plan automatically rolls over terminated member vested account balances between $1,000 and $5,000 to a Schwab Individual Retirement Account if the member does not elect another form of distribution. Members may also elect to defer distributions subject to certain conditions. Members can receive in-service distributions from all their accounts under the Plan on or after attaining age 59½ and from their salary deferral account if they have a financial hardship. Hardship withdrawals must be approved by the Plan Administrator. Hardship withdrawals require a six-month suspension from contributing to the Plan from the date of the hardship withdrawal.

Forfeitures

A member who is not 100% vested in the Company contributions and is terminated prior to age 55 for reasons other than death or disability shall forfeit the non-vested Company contributions. As of December 31, 2011 and 2010, forfeited non-vested accounts totaled $186,336  and $254,554, respectively. Forfeiture balances are principally maintained in the Schwab Stable Value Select Fund until they are utilized. Forfeiture balances may be applied against reasonable Plan expenses and may be used to reduce subsequent Company contributions. If the member is subsequently re-employed by the Company, such forfeited amount of the member’s Company contributions shall be restored to the member’s account, as defined in the Plan. During the year ended December 31, 2011, forfeitures of $81,759  were used to pay the Plan’s administrative expenses.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions of ERISA, as amended, and the Code. If this were to occur, all the members of the Plan would become fully vested in the amounts in their accounts, including the Company contributions.

Administrative Expenses and Other Deductions

Transaction and investment manager fees for each fund are charged against the Plan’s assets and related rates of return. Other expenses of administering the Plan are paid by the Company, unless paid by the Plan. Qualified Domestic Relations Order fees and certain other transaction fees are paid by the members.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management and the Plan Trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in the Company’s common stock, self-directed brokerage accounts, registered investment companies (mutual funds), and investment in common/collective trusts. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and members’ account balances.

The Plan provides for investment in the Company’s common stock fund (“Hudson Global stock fund”). As of December 31, 2011 and 2010, approximately 10% and 11% of the Plan’s total net assets, respectively, were invested in the Hudson Global Inc. stock fund. The underlying value of the Hudson Global Inc. stock fund is dependent upon a number of factors including macro-economic conditions, interest rates, the Company’s financial performance, and the market’s evaluation of such performance.

Investment Options and Restrictions

All of the funds contributed are held by the Plan in trust (see Note 5) and are invested by the Trustee, Charles Schwab Trust Company, in investment funds in accordance with each member’s instructions. The investment funds available under the Plan are to be maintained by a bank, trust company, insurance company, mutual fund company or investment company. From time to time, the Committee may designate additional investment funds, withdraw the designation of investment funds or change designated investment funds.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

During 2011, the plan had the following “share class” changes to eight funds offered by the Plan in order to reduce the investment management fees paid by the investors in those funds:

From (Before May 3, 2011)		To (Effective May 3, 2011)
Investment Fund Name	Gross Expense Ratio	Investment Fund Name	Gross Expense Ratio
Schwab Stable Value Retirement	0.50%	Schwab Stable Value Select	0.40%
American Fund Growth Fund of America R3	0.97%	American Fund Growth Fund of America R4	0.68%
Schwab Managed Retirement Income CL I	0.89%	Schwab Managed Retirement Income CL II	0.69%
Schwab Managed Retirement 2010 CL I	0.89%	Schwab Managed Retirement 2010 CL II	0.69%
Schwab Managed Retirement 2020 CL I	0.89%	Schwab Managed Retirement 2020 CL II	0.69%
Schwab Managed Retirement 2030 CL I	0.89%	Schwab Managed Retirement 2030 CL II	0.69%
Schwab Managed Retirement 2040 CL I	0.89%	Schwab Managed Retirement 2040 CL II	0.69%
Schwab Managed Retirement 2050 CL I	0.89%	Schwab Managed Retirement 2050 CL II	0.69%

American Funds Growth Fund of America R4 (“American Fund”) imposes restrictions on members who transfer $5,000 or more out of the fund on any one day. Those members will be blocked from making transfers into that same fund for 30 calendar days following the transfer. There are no restrictions on the overall number of transfers out of an American Fund. However, each transaction that results in a transfer of $5,000 or more out of the fund on any one day will start a new 30 day waiting period during which no new transfers into the fund can occur. Effective April 30, 2012, the American Funds Growth Fund of America was replaced with the T. Rowe Price Blue Chip Growth Adv and members’ assets were transferred to the new fund.

Effective March 16, 2012, members’ assets in the Schwab Stable Value Select Fund were transferred to a new fund option, the Morley Stable Value Fund Net 50, due to the termination and liquidation of the Schwab Stable Value Select Fund on April 30, 2012.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Schwab Stable Value Select Fund is one of the common collective trust funds held by the Plan which invests primarily in synthetic guaranteed investment contracts (“synthetic GICs”). The contracts held by the fund are considered to be fully benefit responsive investment contracts as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 962-325-55-5 to 55-7. Participants may direct the withdrawal or transfer of all or a portion of their investment contract at contract value. Contract value represents contributions made to the fund, plus accrued interest, less participant withdrawals. Certain Company-initiated events limit the ability of the Plan to transact at contract value with the issuer. Such events include layoffs, early retirement options, sales of a division, division closure, and Plan termination. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to continue to transact at contract value with members, is probable.

A synthetic GIC consists of two components: 1) a portfolio of bonds and other assets that are owned by the fund, and 2) wrap contracts. The wrap contracts are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected in the net assets of the fund as part of the fair value, but rather are amortized over the duration of the underlying assets, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for the underlying investments). The wrap contracts’ adjustments to the interest crediting rates of the Schwab Stable Value Select Fund are typically reset on a monthly or quarterly basis. There are no reserves against contract value for credit risk of a contract issuer or otherwise.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table summarizes the average yield of the investments in the Schwab Stable Value Select Fund:

Average Yields	2011	2010
Based on actual earnings	1.53%	2.26%
Based on interest rate credited to members (a)	4.59%	2.73%

(a) The elevated yield was due to an accelerated distribution of gains through the crediting rate beginning December 1, 2011 in preparation for the termination of the Charles Schwab Stable Value Select Fund on April 30, 2012. As of November 8, 2011, the Charles Schwab Stable Value Select Fund was closed to admission of new plans. No applications for participation in the Charles Schwab Stable Value Select Fund were accepted on or after November 8, 2011. Effective March 16, 2012, members’ assets invested in the Schwab Stable Value Select Fund were reallocated to the Morley Stable Value Fund Net 50 as of result of the termination of the Charles Schwab Stable Value Select Fund.

The accompanying financial statements present the fully benefit responsive investment contracts at contract value; refer to Note 8 for reconciliation to fair value as required by Form 5500.

Related Party Transactions

Certain Plan investments are shares of mutual funds and common/collective trusts managed by an affiliate of the Charles Schwab Trust Company. Charles Schwab Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative expenses paid by the Plan to the trustee totaled $45,904 for the year ended December 31, 2011. The Hudson Global Stock Fund and member loans are also assets that qualify as party-in-interest transactions. The Plan’s investment in the Hudson Global Stock Fund, which principally invests in the Company’s common stock, was $4,306,295 and $5,257,860 as of December 31, 2011 and 2010, respectively.

Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan’s management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Subsequent Events

The Plan has evaluated subsequent events for disclosure and accounting considerations through June 20, 2012, the date the financial statements were available to be issued.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE MEASUREMENTS

FASB ASC 820, “Fair Value Measurements and Disclosures,” establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2        Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds:	Valued at the Net Asset Value (NAV) of shares held by the plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded.

Common/Collective trusts:	Valued at the NAV per unit as provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.

Hudson Global Inc. stock fund:	Valued at the NAV provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The Hudson Global Stock Fund invests in the common stock of Hudson Global, Inc. (approximately 95%-97%) with the remaining balance invested in money market instruments.

Common Stock, money market funds certificate of deposits:	Valued at the closing price reported on the active market on which the individual securities are traded.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE MEASUREMENTS (continued)

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010.

	Assets at fair value as of December 31, 2011
	Level 1	Level 2		Level 3		Total
Mutual funds:
Value funds	$8,011,768	$		$		$8,011,768
Growth funds	3,920,991					3,920,991
Index funds	3,858,040					3,858,040
Equity funds	5,112,016					5,112,016
Other funds	3,876,516					3,876,516
Total mutual funds	24,779,331		-		-	24,779,331
Common/collective trusts:
Stable value fund			7,467,743			7,467,743
Other funds			5,651,074			5,651,074
Total common/collective trusts	-		13,118,817		-	13,118,817
Common stocks	1,181,414		-		-	1,181,414
Hudson Global Stock Fund	4,306,295		-		-	4,306,295
Money market funds	613,855		-		-	613,855
Certificates of deposits	299,794					299,794
Total assets at fair value	$31,180,689		$13,118,817		$-	$44,299,506

	Assets at fair value as of December 31, 2010
	Level 1	Level 2		Level 3		Total
Mutual funds:
Value funds	$9,649,780	$		$		$9,649,780
Growth funds	4,614,678					4,614,678
Index funds	4,161,620					4,161,620
Equity funds	5,494,605					5,494,605
Other funds	3,869,821					3,869,821
Total mutual funds	27,790,504		-		-	27,790,504
Common/collective trusts:
Stable value fund			8,056,669			8,056,669
Other funds			6,108,685			6,108,685
Total common/collective trusts	-		14,165,354		-	14,165,354
Common stocks	1,201,994		-		-	1,201,994
Hudson Global Stock Fund	5,257,860		-		-	5,257,860
Money market funds	594,959		-		-	594,959
Total assets at fair value	$34,845,317		$14,165,354		$-	$49,010,671

There were no transfers between Level 1 and Level 2 or 3 during the years ended December 31, 2011 and 2010.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE MEASUREMENTS (continued)

Investments in common/collective trusts included $7,467,743 and $8,056,669 of investment in the Schwab Stable Value Select Fund and $5,651,074 and $6,108,685 of investments in various Schwab Managed Retirement Funds as of December 31, 2011 and 2010, respectively. The fair value of these investments was calculated using net asset value (NAV) per unit in accordance with ASU 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”.

The Schwab Stable Value Select Fund seeks to maintain principal value, protect against market price volatility, obtain consistent income return and provide liquidity for benefit payments and withdrawals. This Fund invests primarily in investment contracts issued by insurance companies, banks and other financial institutions, and other instruments authorized by the Amended and Restated Declaration of Trust of the Charles Schwab Stable Value Select Fund dated August 20, 2009.

The Schwab Managed Retirement Funds seek to provide total return for investors retiring approximately at or near the target year. These Funds are diversified across several asset classes, including, but not limited to, Commodities, Large Cap Equities, Mid Cap Equities, Small Cap Equities, International Equities, Fixed Income, Treasury Inflation Protected Securities (“TIPS”), Real Estate Investment Trusts (“REITs”), and Stable Value. Assets are allocated to a combination of underlying Schwab Institutional Trust Funds, the Charles Schwab Stable Value Select Fund, and non-proprietary unitized accounts and collective trust and mutual funds. These Funds are designed to provide a single investment portfolio that adjusts over time to meet the changing risk and return objectives of investors over their expected investment horizon. As the target retirement date approaches, the Funds’ portfolio becomes more conservative with a larger fixed income and stable value investment component.

NOTE 4. TAX STATUS

Effective January 1, 2009, the Plan adopted a non-standardized prototype plan sponsored by Charles Schwab Trust Company. Charles Schwab Trust Company obtained an opinion letter of the Plan dated May 23, 2008 from Internal Revenue Service stating that the form of the Plan is acceptable under section 401 of the “Code for use by employers for the benefit of the employees. The Plan has been amended since receiving the opinion letter; however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires the management of a plan to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 5. TRUSTEE AND RECORDKEEPER

The funds of the Plan are maintained under a Trust with the Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

The recordkeeper of the Plan is Charles Schwab Retirement Plan Services. The duties of the recordkeeper include administration of the trust fund (including income there from) at the direction of the Trustee, and the payment of benefits and loans to Plan members and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to members to individually direct the investment of their interest in the Plan). The recordkeeper is also responsible for the maintenance of the individual member records and to render statements to the members as to their interest in the Plan.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6. AMOUNTS DUE TO MEMBERS AND AMOUNTS DUE FROM EMPLOYER

In order to ensure favorable tax treatment of member accounts, the Plan may not exceed certain maximums for employee elective contributions and Company-matching contributions of highly compensated employees as defined in the Code. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if the Code requirements are not met. Amounts due from employer, which represent additional contributions to the accounts of non-highly compensated employees under the caption “Employer match receivable” in the accompanying Statement of Net Assets Available for Benefits, were $13,286 and $0, as of December 31, 2011 and 2010, respectively.

NOTE 7. INVESTMENTS

The following participant directed investments represent 5% or more of the net assets available for benefits.

	December 31,
	2011		2010
Schwab Stable Value Select Fund		$7,467,743	$8,056,669
Thornburg International Value I Fund		$4,907,876	$6,139,123
American Funds Growth Fund of America R4/R3		$3,920,991	$4,614,678
Schwab S&P 500 Index Fund		$3,858,040	$4,161,620
Oakmark Equity Income Fund		$3,329,673	$3,476,535
PIMCO Total Return Fund Class D		$3,753,606	$3,662,727
American Beacon Large Cap Value Fund	$	*	$2,728,785
Hudson Global Stock Fund		$4,306,295	$5,257,860

* - Fair value less than 5% of net assets available at the applicable year ended.

The Plan’s investments (including gains and losses on investments bought and sold, as well as unrealized appreciation and depreciation on investments held at year end) depreciated in value by $2,281,002 for the year ended December 31, 2011 as follows:

	Realized	Unrealized	Total
Mutual funds	$295,118	$(1,617,681)	$(1,322,563)
Common/collective trusts	443,118	(310,356)	132,762
Common stocks	105,470	(217,140)	(111,670)
Hudson Global Stock Fund	(163,674)	(815,857)	(979,531)
Net appreciation (depreciation) in fair value of investments	$680,032	$(2,961,034)	$(2,281,002)

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 8. FORM 5500 RECONCILIATION

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 and net increase in net assets available for benefits per the financial statements for the year ended December 31, 2011 to Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$45,373,332	$49,954,041
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	51,174	202,634
Net assets available for benefits per the Form 5500	$45,424,506	$50,156,675

2011
Net decrease in net assets available for benefits per the financial statements	$(4,580,709)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(151,460)
Net decrease in net assets available for benefits per Form 5500	$(4,732,169)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive contracts represents a reconciling item. See Note 2 for further information.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

			Supplemental Schedule
	EIN: 59-3547281	Plan 001

		( c )
		Description of investment including maturity
	(b)	date, rate of interest, collateral, par, or	(d)	(e)
(a)	Identity of issuer or similar party	maturity value	Cost	Current value
	American Beacon Large Cap Value Fund	Registered investment company - 119,618 shares	**	$2,110,062
	American Funds Growth Fund of America R4	Registered investment company - 137,482 shares	**	3,920,991
	Loomis Sayles Small Cap Value Fund	Registered investment company - 38,372 shares	**	993,830
	Oakmark Equity Income Fund	Registered investment company - 123,093 shares	**	3,329,673
	PIMCO Total Return Fund Class D	Registered investment company - 345,618 shares	**	3,753,606
	Ranier Small/Mid Cap Equity Fund	Registered investment company - 55,978 shares	**	1,782,343
*	Schwab S&P 500 Index Fund	Registered investment company - 197,141 shares	**	3,858,040
	Thornburg International Value I Fund	Registered investment company - 199,669 shares	**	4,907,876
*	Schwab Stable Value Select Fund	Common collective trust fund - 369,178 shares	**	7,467,743
*	Schwab Managed Retirement 2010 Class II	Common collective trust fund - 19,744 shares	**	330,318
*	Schwab Managed Retirement 2020 Class II	Common collective trust fund - 109,474 shares	**	1,891,716
*	Schwab Managed Retirement 2030 Class II	Common collective trust fund - 96,579 shares	**	1,699,794
*	Schwab Managed Retirement 2040 Class II	Common collective trust fund - 89,933 shares	**	1,578,326
*	Schwab Managed Retirement 2050 Class II	Common collective trust fund - 13,431 shares	**	124,638
*	Schwab Managed Retirement Inc Class II	Common collective trust fund - 1,960 shares	**	26,282
*	Hudson Global Stock Fund	Employer securities - $162,061 of cash and 865,351 shares	**	4,306,295
	Self-Directed Brokerage Accounts	Various - self-directed brokage account	**	2,217,969
*	Member Loans	Interest rates ranging from 3.25% to 8.25%, maturing on various dates through December 18, 2016	-	436,448

	Total			$44,735,950

*	A party-in-interest as defined by ERISA.
**	Cost information is not required to be disclosed for member directed transactions under an individual account plan.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of Hudson Global, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hudson Global, Inc. 401(k) Savings Plan
(Name of Plan)

By: /s/Frank P. Lanuto
Frank P. Lanuto
Senior Vice President, Corporate Controller (Principal Accounting Officer)
Hudson Global, Inc.

Date: June 20, 2012

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

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